07020664

FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Stock Exchange Limited today:

RECEIVED
JAN 29 2007
SEC MAIL PROCESSING SECTION
WASH. DC
186

"Colin Carter Joins Foster's Board"

Released: 15 January 2007

Pages: 2
(including this page)

FILE NO: 082-01711

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

Fosters Brewing

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Jlw 1/30

FOSTER'S
GROUP

15 JANUARY 2007

COLIN CARTER JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Colin Carter will join its Board of Directors as an Independent Director from 1 March 2007.

Colin was a founding partner and now senior external adviser to The Boston Consulting Group in Australia. With broad industry experience and a focus on effective corporate governance, Colin holds directorships of Origin Energy Limited (since February 2000), Wesfarmers Limited (since September 2002), SEEK Limited (since March 2005) and several not-for-profit organisations. Colin is also a Commissioner of the Australian Football League.

"On behalf of shareholders I am very pleased to welcome Mr Carter to the Foster's Board", said Foster's Chairman, Frank Swan. "He brings to the Board over 30 years of commercial and strategy experience and internationally recognised expertise in effective corporate governance."

Colin has a Commerce degree (University of Melbourne) and a Master of Business Administration degree (Harvard Business School) and co-authored the leading governance text: 'Back to the Drawing Board', published by the Harvard Business School Press in late 2003.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623